SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
NMS Communications Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
 629248105
(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 15, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 6 pages

CUSIP No.	629248105	13 D	Page	2	of	6

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,224,244

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,834,701

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,224,244

WITH	10	SHARED DISPOSITIVE POWER

		1,834,701

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,058,945

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.7%

14	TYPE OF REPORTING PERSON*

	IA-OO

ORIGINAL REPORT ON SCHEDULE 13D
Item 1. Security and Issuer
     This statement relates to the Common Stock, par value $0.01 per share (the “Shares”) of NMS Communications Corporation (the “Company”). The Company has its principal executive offices at 100 Crossing Boulevard, Framingham, Massachusetts 01702.
Item 2. Identity and Background
     This statement is filed by Lloyd I. Miller, III (“Miller” or the “Reporting Person”). Miller’s principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller’s principal occupation is investing assets held by or on behalf of his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.
Item 3. Source and Amount of Funds or Other Considerations
     Miller is the investment advisor to the trustee of Trust A-4 and Trust C (the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, Trust A was split into four separate trusts one of which was Trust A-4. All of the Shares purchased by Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate purchase price for the Shares in Trust A-4 was $1,617,219.05. All of the Shares purchased by Trust C were purchased by funds generated and held by Trust C. The aggregate purchase price for the Shares in Trust C was $33,659.80.
     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The aggregate purchase price for the Shares in Milfam II L.P. was $1,044,832.28.

Item 4. Purpose of the Transaction
     The purpose of this Schedule 13D is to report that Mr. Miller is reviewing his options to seek to enhance the Company’s governance, oversight and shareholder value, especially in view of the proposed asset sale by NMS.
     Mr. Miller is considering the economics and reported transaction costs of the proposed asset sale of the Communications Platforms business. Specifically, Mr. Miller questions the payment of more than $5.1 million in transaction costs, as well as other fees and expenses, in connection with a sale of assets at a sale price of approximately $28 million. Mr. Miller believes that such transaction costs are disproportionate to the value realized by shareholders in the transaction.
     Mr. Miller commends the promotion of Mr. Joel Hughes to serve as CEO of the Company following the proposed sale, replacing the current CEO, Mr. Schechter. Mr. Miller believes that Mr. Hughes has demonstrated leadership in managing the LiveWire Mobile business, which will be the Company’s sole significant business following the proposed asset sale.
     Mr. Miller questions the reported intention of Mr. Schechter to remain on the board of directors as Chairman. Mr. Schechter will receive estimated severance payments in excess of $400,000 in connection with the closing of the asset sale; Mr. Miller believes that such severance payments are not appropriate and should be waived in the event that Mr. Schechter seeks to remain with the Company in a leadership position such as Chairman of the Board. Mr. Miller also believes that Mr. Schechter as Chairman and CEO holds the Company’s most senior executive position but failed to negotiate lower transaction costs in the proposed asset sale for the benefit of shareholders.
     Furthermore, in Mr. Miller’s view, Mr. Schechter’s current position as Chairman and CEO is not an appropriate background to qualify as a fully independent non-executive Chairman of the Board. Mr. Miller urges Mr. Schechter to announce his intention to step down from the board of directors upon closing of the proposed asset sale, to allow for a change in governance.
     Except as described above in this Item 4 and herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.
Item 5. Interest in Securities of the Issuer
     (a) Miller may be deemed to beneficially own 3,058,945 Shares, (6.7% of the outstanding Shares, based on 45,921,025 Shares outstanding pursuant to the Company’s 10-Q filed on August 11, 2008). As of the date hereof, 1,726,121 of such beneficially owned Shares are owned of record by Trust A-4; 108,580 of such beneficially owned Shares are owned of record by Trust C; and 1,224,244 of such beneficially owned Shares are owned of record by Milfam II L.P.
     (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4 and Trust C. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II L.P.
     (c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	TRUST A-4
Date of Transaction	Number of Shares Purchased	Price Per Share
September 12, 2008	7,600	$0.58
September 15, 2008	18,300	$0.58
September 16, 2008	7,274	$0.58
September 17, 2008	16,826	$0.57
October 7, 2008	55,322	$0.31

	TRUST C
Date of Transaction	Number of Shares Purchased	Price Per Share
October 9, 2008	11,161	$0.31
October 10, 2008	38,839	$0.31
October 14, 2008	9,774	$0.31
October 15, 2008	14,880	$0.31
October 16, 2008	27,611	$0.31
October 17, 2008	4,715	$0.31
October 20, 2008	1,600	$0.31

	MILFAM II L.P.
Date of Transaction	Number of Shares Purchased	Price Per Share
October 8, 2008	5,331	$0.31
October 9, 2008	8,000	$0.31
October 10, 2008	56,831	$0.31
October 13, 2008	6,145	$0.31
     (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Not Applicable.
Item 7. Materials to be Filed as Exhibits:
     Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: October 21, 2008

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III